Exhibit 99.4

Certain Relationships and Related Party Transactions OF MultiMetaVerse Inc.

Legacy MMV’s Related Parties

No.	Name of Related Parties	Relationship
1	Xiaodan Qu	A director of the Company
2	Yiran Xu	Chairman, Chief Executive Officer and a significant shareholder of the Company
3	Xiaoting Wang	An employee of Beijing Gaea (as defined below)
4	Yanzhi Wang	Beneficial owner of Avatar (as defined below)
5	Yang Gao	A director and General Manager of Shanghai Hui Zhi Ren Culture and Creativity Co., Ltd., a subsidiary of VIE
6	Horgos Gaea Natwork Co., Ltd. (“Horgos Gaea”)	An entity controlled by Mr. Yanzhi Wang
7	Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (“Ke Xing”)	An entity controlled by Mr. Yanzhi Wang
8	Beijing Gaea Interactive Entertainment Co., Ltd. (“Beijing Gaea”)	An entity controlled by Mr. Yanzhi Wang
9	Gaea Mobile Limited	An entity controlled by Mr. Yanzhi Wang
10	Shenzhen Gaea technology Corporation (“Shenzhen Gaea”)	An entity controlled by Mr. Yanzhi Wang
11	Shanghai Youmier Network Technology Co., Ltd (“Shanghai Youmier”)	An entity controlled by Mr. Wang Yanzhi
12	Gaea Hong Kong Limited (“Gaea HK”)	An entity controlled by Mr. Wang Yanzhi
13	Shanghai Huijie Culture Communication Co., Ltd (“Shanghai Huijie”)	The non-controlling shareholder (40%) of Shanghai Hui Zhi Ren Cultural Creative Co., Ltd
14	Avatar Group Holdings Limited (“Avatar”)	Major Shareholder of the Company
15	Shanghai Mobi Information Technology Co., Ltd (“Shanghai Mobi”)	An associate in which Shanghai Jupiter owns 20% equity interest

Transaction with Mr. Xiaodan Qu

As of December 31, 2020, Legacy MMV owed Mr. Xiaodan Qu in the amount of US$14,917 for certain expenses that Mr. Xiaodan Qu made on behalf of Legacy MMV. The balance was waived by Mr. Xiaodan Qu in June 2021.

Transaction with Mr. Yiran Xu

In March 2021, Legacy MMV and Avatar entered into a share transfer agreement to transfer 31,461,568 ordinary shares, accounting for 22.50% of Legacy MMV’s total outstanding shares, to Lucky Cookie Holdings Limited, or Lucky Cookie for a consideration of US$5.4 million, which was lower than the fair value. Lucky Cookie is controlled by Mr. Yiran Xu. According to US GAAP, share based compensation expenses arise from share-based awards, which include share-based payments awarded to employees by a related party or other holder of an economic interest in a particular entity, are treated as compensation for services provided to such entity. This transaction denotes the accounting treatment of a related party transaction; Legacy MMV did not, and has not, granted any share-based compensation to Mr. Yiran Xu. The share-based compensation expenses that were deemed to be granted to Mr. Yiran Xu during the year ended December 31, 2021 and 2022 were US$25.7 million and US$4.5 million, respectively.

In addition, Mr. Yiran Xu provided a loan, denominated in RMB, to Legacy MMV in the amount of US$775,098 for the development of a new game in August 2021. The annualized interest rate for this loan is 6.7%, with term to maturity of one year. The loan was extended for another two years with an interest rate of 7.5% per annum due in August 2024.  Interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$6,158 and US$66,773, respectively. As of December 31, 2022, total payables due to Mr. Yiran Xu were US$795,836 due to the depreciation of RMB against US$.

Transaction with Ms. Xiaoting Wang

During the year ended December 31, 2021, Ms. Xiaoting Wang provided certain loans, denominated in RMB, to Legacy MMV in the aggregate amount of US$2.1 million, which are repayable in 2024 and bear an interest rate of 4.5% per annum. Total interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$49,891 and US$84,479, respectively. In 2022, Legacy MMV voluntarily made repayment to Ms. Xiaoting Wang in an amount of US$445,831 as Legacy MMV’s cash position improved. As of December 31, 2022, total payables due to Ms. Xiaoting Wang were US$1.7 million.

Transaction with Mr. Yanzhi Wang

During the year ended December 31, 2021, Mr. Yanzhi Wang provided certain loans, denominated in RMB, to Legacy MMV in the aggregate amount of US$2.0 million, which are repayable in two years and bear interest rates ranging from 4.5% to 4.75% per annum. Total interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$11,788 and US$89,472, respectively. As of December 31, 2022, total payables due to Mr. Yanzhi Wang were US$2.0 million due to the depreciation of RMB against US$.

Transaction with Mr. Yang Gao

Mr. Yang Gao provided an interest-free loan of US$77,510 in 2021 and an additional loan of US$68,361 in 2022 to support Shanghai Hui Zhi Ren Cultural Creative Co., Ltd. US$104,027 of the loan was repaid in 2022. As of December 31, 2022, total payables due to Mr. Yang Gao were US$37,696.

Transactions with Horgos Gaea Network Co., Ltd.

Since the establishment of Legacy MMV, Horgos Gaea has provided a series of related party loans at 4.35% interest rate to Legacy MMV. In May 2021, Horgos Gaea transferred its loans, with an aggregate principal and accrued interest amount of US$11.9 million, to Ke Xing through a debt transfer agreement between Horgos Gaea and Ke Xing.

In addition, Legacy MMV acquired 51% of equity interest in Shanghai Mobius Information Technology Co., Ltd (formerly known as Shanghai Gaea Midi Information Technology Co., Ltd.) from Horgos Gaea for RMB100 million in December 2018. The unpaid consideration for the transaction, totaling US$15.5 million, was transferred to Ke Xing through a debt transfer agreement between Horgos Gaea and Ke Xing in May 2021.

In April 2021, Horgos Gaea granted additional loans to MMV in the amount of US$257,332 at 4.5% interest rate per annum with a one-year maturity date, and subsequently extended for another three years. Total interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$8,471 and US$11,100, respectively. As of December 31, 2022, total payables due to Horgos Gaea were US$259,430 due to the depreciation of RMB against US$.

Transactions with Ke Xing Shi Dai (Beijing) Technology Co., Ltd.

In May 2021, through a debt transfer agreement with Horgos Gaea, Ke Xing received the right to collect the series of debts totaling RMB206 million (US$32.1 million) due from Legacy MMV. This outstanding balance was converted into Legacy MMV equity in May 2021.

Transactions with Beijing Gaea Interactive Entertainment Co., Ltd.

Beijing Gaea provided Legacy MMV certain administrative services from 2017 to 2019. The amount of the service fees due from Legacy MMV to Beijing Gaea totaled US$317,610 as of December 31, 2022.

In addition, Beijing Gaea provided software development services to Legacy MMV for a total development fee of RMB30 million. Beijing Gaea’s right to collect the outstanding development fee of US$4.7 million was transferred to Horgos Gaea in 2020, and further transferred to Ke Xing in May 2021 through a series of debt transfer agreement.

Beijing Gaea provided a series of loans to Legacy MMV with maturity dates ranging from January 2024 to December 2024. The interest rates for these loan agreements were 7.46% per annum, and the principal and interest balance under these loans totaled US$3.6 million as of December 31, 2022. Legacy MMV will repay these amounts in accordance with the terms of the loan agreement.

Transaction with Gaea Mobile Limited

Legacy MMV entered into an agreement with Gaea Mobile, for Gaea Mobile to exclusively publish, distribute and operate one of MMV’s mobile games in the global market excluding mainland China, for a term of five years from the date of commercial release in each territory. Under the agreement, Legacy MMV is entitled to receive a revenue share for the gross revenue generated from the mobile game under Gaea Mobile’s operation as royalties. Gaea Mobile commercially launched the traditional Chinese version of game in October 2020 in Hong Kong, Taiwan and Macau, and the English version globally in July 2021. For the years ended December 31, 2021 and 2022, Legacy MMV recognized royalty income in the amount of US$126,852 and US$5,168, respectively. As of December 31, 2022, Legacy MMV’s accounts receivable due from Gaea Mobile Limited amounted to US$137,327, which was settled in January 2023. Gaea Mobile ceased the operation of the subject mobile game in April 2022 and no additional revenue share had been accrued since then.

During the year ended December 31, 2021, Gaea Mobile provided loans to Legacy MMV in the amount of US$660,000, which were repayable in one year and bore an interest rate of 4.5% per annum. During the year ended December 31, 2022, Gaea Mobile provided additional loans to Legacy MMV in the amount of US$855,000, which were repayable in two years and bore an interest rate of 4.75% per annum. In 2022, Legacy MMV and Gaea Mobile Limited also entered into supplemental agreements to extend the terms of the loan agreements and all loans will mature in 2024 under the new agreement. Total interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$14,550 and US$54,192, respectively. As of December 31, 2022, total payables due to Gaea Mobile Limited were US$1.6 million, all of which were non-current liabilities.

Transactions with Shenzhen Gaea Technology Corporation

Legacy MMV engaged Shenzhen Gaea to support the operation and marketing for one of MMV’s mobile games, which was commercially launched in June 2020. Under the original arrangement, Shenzhen Gaea was entitled to receive a revenue share for the gross revenue generated from the mobile game under the Shenzhen Gaea’s operation as service fee, and total service fees to Shenzhen Gaea for the year ended December 31, 2020 was US$4,815,055. Starting from 2021, due to changes of its service scope, Shenzhen Gaea started to charge fixed monthly service fees. During the year ended December 31, 2021, total service fees accrued with regard to the services provided by Shenzhen Gaea were US$408,267. Legacy MMV agreed that starting from January 1, 2022, Shanghai Youmier would replace Shenzhen Gaea to serve as Legacy MMV’s operating service provider under the same terms. Therefore, no additional service fees to Shenzhen Gaea were accrued for the year ended December 31, 2022. In August 2022, Legacy MMV and Shenzhen Gaea executed a Letter of Not Demand Repayment, according to which Shenzhen Gaea agreed not to demand from Legacy MMV any repayment of current existing liabilities owed by Legacy MMV as well as any incremental portion until August 2024. As of December 31, 2022, the amount due from Legacy MMV to Shenzhen Gaea was US$5.1 million. MMV intends to make payment by or before December 31, 2024.

Transaction with Shanghai Youmier Network Technology Co., Ltd.

Starting from January 1, 2022, Shanghai Youmier replaced Shenzhen Gaea to serve as Legacy MMV’s operating service provider for fixed monthly service fees. For the year ended December 31, 2022, total service fees accrued with regard to the services provided by Shanghai Youmier were US$370,124. In April 2023, Legacy MMV and Shanghai Youmier executed a Letter of Not Demand Repayment, according to which Shanghai Youmier agreed not to demand from Legacy MMV any repayment of current existing liabilities owed by Legacy MMV as well as any incremental portion until April 2025. As of December 31, 2022, the amount due from Legacy MMV to Shanghai Youmier was US$382,764. MMV intends to make payment for such outstanding amount by or before December 31, 2024.

Transaction with Gaea Hong Kong Limited

During the year ended December 31, 2022, Gaea HK provided loans to Legacy MMV in the amount of US$545,000, which are repayable in two year and bear an interest rate of 4.75% per annum. Total interest expenses accrued for the years ended December 31, 2022 amounted to US$1,277. As of December 31, 2022, total payables due to Gaea HK were US$546,277.

Transaction with Shanghai Huijie Culture Communication Co., Ltd.

Legacy MMV has entered into a framework service agreement with Shanghai Huijie in which Legacy MMV provided animation production services to Shanghai Huijie for multiple animation projects. For the years ended December 31, 2021 and 2022, revenue generated from the animation production services provided to Shanghai Huijie amounted to US$1.7 million and US$2.9 million, respectively. As of December 31, 2021, accounts receivable due from Shanghai Huijie for animation production services provided amounted to US$21,448. As of December 31, 2022, Legacy MMV collected US$456,984 in advance payment from Shanghai Huijie for animation production services to be provided.

Transactions with Avatar Group Holdings Limited

In 2021, Avatar provided certain loans to Legacy MMV in the aggregate amount of US$420,000 to Legacy MMV at an interest rate of 4.5% per annum with a one-year term, which was extended to 2024. In 2022, Avatar provided additional loans in an aggregate amount of US$2.7 million to fund Legacy MMV’s provision of loans to MPAC for business combination purpose. These loans had a term to maturity of two years and bore an interest rate of 4.75% per annum. Total interest expenses accrued for the years ended December 31, 2021 and 2022 amounted to US$4,098 and US$112,340, respectively. As of December 31, 2022, total payables due to Avatar were US$3.2 million, all of which were non-current liabilities.

Transactions with Shanghai Mobi Information Technology Co., Ltd.

During the year ended December 31, 2022, Legacy MMV provided animation production and other services to Shanghai Mobi for its game products, and generated revenue of US$177,274 from the provision of such services. As of December 31, 2022, trade receivables related to the services provided to Shanghai Mobi were US$14,499, which were settled in March 2023.

Policy Concerning Related Party Transactions

On April 27, 2023, Legacy MMV’s board of directors approved the adoption of its new related party transaction policy, or the “MMV Related Party Transaction Policy”, which sets forth, among others, the definition of a related party transaction and its review process which requires the submission of transaction details, including name of the related party, transaction value, timing of the transaction and nature of the transaction. All transactions determined to be a related party transaction under the MVV Related Party Transaction Policy by Legacy MMV’s general counsel are submitted to the Audit Committee for review. The Audit Committee will review the related party transaction in its entirety with specific consideration to the independent nature between the related party and the transaction execution process, and that the execution of the transaction is in the best interest of Legacy MMV. If a related party transaction is a continuing transaction, the Audit Committee, at a minimum, will review the transaction on an annual basis.

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